EXHIBIT 99.2

First Wind, Algonquin and Emera announce partnership involving First Wind’s Northeast projects

BOSTON, MA, OAKVILLE, ON and HALIFAX, April 30 /CNW/ - First Wind Holdings, LLC (First Wind), (TSX - AQN): Algonquin Power and Utilities Corp. (Algonquin) and (TSX - EMA) Emera Inc. (Emera) announced today that they have entered into an agreement to jointly construct, own and operate wind energy projects in the Northeast U.S.

First Wind has a 370 Megawatt (MW) portfolio of wind energy projects in the Northeast U.S. including five operating projects and two projects near operation. These assets will become part of an operating company of which First Wind will own 51%. Emera and Algonquin are entering into a separate joint venture (Northeast Wind), which will own 49% of the operating company. Emera will initially own 75% of Northeast Wind and Algonquin will own the balance. Northeast Wind will invest a total of $333 million to acquire the 49% ownership of the operating company. This includes a $150 million loan to the operating company. The loan will be repaid within 5 years, or convert to equity in future projects.

First Wind will work with Algonquin and Emera to grow the operating company. In addition to its ownership interest in the operating company, First Wind will serve as its managing partner and will continue to operate the projects. First Wind will continue to develop Northeast projects and once these projects meet certain eligibility criteria they will transfer to the operating company.

“This is an excellent strategic partnership that brings together the region’s leading wind company with some of the region’s leading power and utilities companies. This partnership will help bring further growth of well-sited and well-run wind energy projects in the region in the future,” said Paul Gaynor, CEO of First Wind. “This agreement will support First Wind’s plans to grow and develop and invest in new projects in the Northeast and across the country.”

“This investment is an excellent means for Algonquin to partner with Emera and expand our reach into the New England renewable energy market with a strong portfolio of attractive wind projects,” stated Ian Robertson, CEO, Algonquin. “This transaction augments Algonquin’s growth strategy and affords us the opportunity to lever our expertise alongside the First Wind development team and expand our participation with Emera in the New England ISO electricity market.”

“This investment provides Emera and Algonquin with the opportunity to partner with the largest operator of wind assets in New England,” stated Chris Huskilson, President and CEO, Emera Inc. “This partnership brings together Algonquin’s renewable generation experience, Emera’s financial capacity and marketing experience with First Wind’s development expertise and is consistent with our renewables strategy in the region.”

Emera will finance the transaction through existing credit facilities subject to lender approval.

Algonquin’s financing plans include an agreement with Emera for Emera to acquire $37 million of subscription receipts in Algonquin at a price of $5.37 per share. This provides Emera with the opportunity to increase its ownership interest in Algonquin up to 25%, subject to Algonquin shareholder approval.

The transaction is expected to be immediately accretive to both Emera and Algonquin.

The transaction requires certain state and federal regulatory approvals, among others, and is expected to close by the end of the year.

The First Wind projects being transferred to the operating company are:

Maine projects:

•	Mars Hill Wind, Mars Hill, ME (in commercial operation since 2007) - 42 MW

•	Stetson Wind I, Danforth, ME (in commercial operation since 2009) - 57 MW

•	Stetson Wind II, Danforth, ME (in commercial operation since 2010) - 26 MW

•	Rollins Wind (in construction, expected completion July 2011) - 60 MW

Vermont Project:

•	Sheffield Wind, Sheffield, VT (in construction, expected completion Oct. 2011) - 40 MW

New York Projects:

•	Steel Winds I, Lackawanna, NY (in commercial operation since 2007) - 20 MW

•	Cohocton Wind, Cohocton, NY (in commercial operation since 2009) - 125 MW

Analyst Call Information: Emera and Algonquin will hold an analyst call on Monday, May 2, 2011 at 10:00 am Eastern time jointly hosted by Algonquin Chief Executive Officer Ian Robertson and Emera Chief Executive Officer Chris Huskilson.

Conference call details are as follows:

Analysts and other interested parties wanting to participate in the call should dial 1-866-225-0198 (in Toronto 416-340-8061) at least 10 minutes prior to the start of the call. No pass code is required. The teleconference will be recorded. If you are unable to join the teleconference live, you can dial for playback toll-free at 1-800-408-3053 (in Toronto 905-694-9451), access code 8543255# (available until midnight, Monday May 16, 2011). The teleconference will also be web cast live at www.emera.com and available for playback for one year.

Cautionary Statement

This news release contains forward looking information. Actual future results may differ materially. Additional financial and operational information regarding Emera [and APUC] is filed electronically with various securities commissions in Canada through the System for Electronic Document Analysis and Retrieval (SEDAR).

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, and EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility, which together serve approximately 130,000 customers. Algonquin Power Co., APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com and www.sedar.com.

About Emera Inc.

Emera Inc. is a growing energy and services company with $6.3 billion in assets and revenues of $1.6 billion. The company invests in electricity generation, transmission and distribution, as well as gas transmission and utility energy services. Emera’s strategy is focused on the transformation of the electricity industry to cleaner generation and the delivery of that clean energy to market. Emera operates throughout northeastern North America, in three Caribbean countries and in California. More than 80% of the company’s earnings come from regulated investments. Emera common and preferred shares are listed on the Toronto Stock Exchange and trade under the symbols EMA and EMA.PR.A respectively. Additional information can be accessed at www.emera.com or www.sedar.com.

About First Wind

First Wind is an independent wind energy company exclusively focused on the development, financing, construction, ownership and operation of utility-scale wind projects in the United States. Based in Boston, First Wind has wind projects in the Northeast, the West and in Hawaii, with the capacity to generate up to 533 megawatts of power and projects under construction and construction-ready with the capacity to generate up to an additional 238 megawatts. For more information on First Wind, please visit www.firstwind.com or follow us on Twitter @FirstWind.

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For further information:

Emera Investor Relations Contact

Jill MacDonald, Manager Investor Relations

902-489-6876

Emera Media Contact

Sasha Irving, Director Corporate Communications

902-229-5104

First Wind Contact

John Lamontagne, Director Corporate Communications

617-960-9521

jlamontagne@firstwind.com

Algonquin Contact

David Bronicheski

Chief Financial Officer

905-465-4512

CO: Algonquin Power & Utilities Corp.

CNW 08:48e 30-APR-11